Zevra Therapeutics, Inc.

1180 Celebration Boulevard, Suite 103

Celebration, FL 34747

February 14, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention: Tim Buchmiller

Re:	Zevra Therapeutics, Inc.
Registration Statement on Form S-3
Filed February 2, 2024
Registration No. 333-276856

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on February 12, 2024, in which we requested acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-276856) (the “Registration Statement”) of Zevra Therapeutics, Inc. (the “Company”), so that the Registration Statement become effective as of 4:00 p.m., Eastern Time, on February 14, 2024, or as soon thereafter as practicable (the “Requested Effective Time”). We are no longer requesting that such Registration Statement be declared effective at the Requested Effective Time, and we hereby formally withdraw our request for acceleration of the effective date until providing further notice.

Please contact Nathan Ajiashvili of Latham & Watkins LLP, counsel to the Company, at (212) 906-2916 if you have any questions or concerns regarding this matter.

Thank you for your assistance in this matter.

Very truly yours,

ZEVRA THERAPEUTICS, INC.

By:	/s/ R. LaDuane Clifton, CPA
Name: R. LaDuane Clifton, CPA
Title: Chief Financial Officer, Secretary and Treasurer

CC:	Neil F. McFarlane, Zevra Therapeutics, Inc.

Timothy J. Sangiovanni, CPA, Zevra Therapeutics, Inc.

Nathan Ajiashvili, Latham & Watkins LLP

Cheston J. Larson, Latham & Watkins LLP